SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2008
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2008	EKSPORTFINANS ASA
	By:	/s/GISELE MARCHAND
		Name:	Gisele Marchand
		Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated February 20, 2008.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

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STOCK EXCHANGE NOTIFICATION
February 20, 2008
Eksportfinans ASA — choice of home state
Eksportfinans ASA: Norway is chosen as home state in accordance to Securities Trading Act and Transparency Directive.
All issuers whose financial instruments are quoted at Oslo Stock Exchange will have a home state within the EU/EEA in accordance to its duties to publicly disclose information in compliance with Securities Trading Act, Section 5-5 to 5-11. If the issuer has bonds that are quoted in a different regulated market in another EEA state, the choice of home state shall be publicly disclosed as a stock exchange notification.
For further information, please contact:
Elise Lindbæk
Head of Communications
tel: +47 90 51 82 50
e-mail: el@eksportfinans.no

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